Filed pursuant to Rule 424(b)(3)

Registration No. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 7 DATED APRIL 14, 2006

TO THE PROSPECTUS DATED NOVEMBER 10, 2005

This document supplements, and should be read in conjunction with, our prospectus dated November 10, 2005 relating to our follow-on offering of 300,600,000 shares of common stock, as supplemented by supplement no. 1 dated November 16, 2005, supplement no. 2 dated December 9, 2005, supplement no. 3 dated December 21, 2005, supplement no. 4 dated December 28, 2005, supplement no. 5 dated December 29, 2005 and supplement no. 6 dated March 31, 2006. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our unaudited pro forma statement of operations for the year ended December 31, 2005.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

Summary of Unaudited Pro Forma Financial Statement

This pro forma information should be read in conjunction with the consolidated financial statements as of December 31, 2005 and for the year ended December 31, 2005 and the notes thereto of Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), which are included in supplement no. 6 and the financial statements and the notes thereto of certain properties acquired during the year ended December 31, 2005, which are included in the prospectus and in supplement no. 6.

The following unaudited pro forma statement of operations for the year ended December 31, 2005 has been prepared to give effect to the acquisitions of the 180 Park Avenue 105 Building, the Governor’s Pointe Buildings, the 5995 Opus Parkway Building, the 215 Diehl Road Building, the 100 East Pratt Street Building, the College Park Plaza Building, the 180 E. 100 South Building, the Nashoba Buildings, the Baldwin Point Building, the University Circle Buildings (the “Q1, Q2 and Q3 2005 Acquisitions”) and the 919 Hidden Ridge Building, the 5 Houston Center Building, the Key Center Complex, the 2000 Park Lane Building, the Tampa Commons Building and the LakePointe Buildings (the “Q4 2005 Acquisitions”) as if the acquisitions occurred on January 1, 2005.

An unaudited pro forma balance sheet as of December 31, 2005 is not presented as the effect of the Q1, Q2 and Q3 2005 Acquisitions and the Q4 2005 Acquisitions are fully reflected in the consolidated balance sheet of Wells REIT II as of December 31, 2005.

This unaudited pro forma information is prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the Q1, Q2 and Q3 2005 Acquisitions and the Q4 2005 Acquisitions been consummated as of January 1, 2005.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands, except per share amounts)

(unaudited)

		Pro Forma Adjustments
	Wells Real Estate Investment Trust II, Inc. Historical (a)			Q4 2005 Acquisitions
		Q1, Q2 and Q3 2005 Acquisitions		919 Hidden Ridge		5 Houston Center		Key Center		2000 Park Lane		Tampa Commons		LakePointe		Pro Forma Total
Revenues:
Rental income	$134,972	$27,038	(b)	$3,358	(b)	$11,258	(b)	$49,724	(n)	$2,746	(b)	$5,056	(b)	$2,014	(b)	$236,166
Tenant reimbursements	29,036	4,342	(c)	1,703	(c)	5,260	(c)	6,313	(c)	130	(c)	349	(c)	147	(c)	47,280

	164,008	31,380		5,061		16,518		56,037		2,876		5,405		2,161		283,446

Expenses:
Property operating costs	45,818	9,123	(d)	1,721	(d)	6,206	(d)	29,854	(d)	1,288	(d)	2,342	(d)	704	(d)	97,056
Asset and property management fees:
Related party	10,639	1,716	(e)	99	(e)	365	(e)	694	(e)	66	(e)	107	(e)	45	(e)	13,731
Other	2,539	—		—		—		—		—		—		—		2,539
Depreciation	24,505	6,784	(f)	717	(f)	2,334	(f)	5,032	(f)	388	(f)	684	(f)	287	(f)	40,731
Amortization	43,210	9,486	(g)	3,308	(g)	6,879	(g)	5,189	(g)	1,530	(g)	3,027	(g)	645	(g)	73,274
General and administrative	9,056	—		—		—		—		—		—		—		9,056

	135,767	27,109		5,845		15,784		40,769		3,272		6,160		1,681		236,387

Real estate operating income (loss)	28,241	4,271		(784)		734		15,268		(396)		(755)		480		47,059

Other income (expense):
Interest expense	(25,098)	(3,622	)(h)	—		(4,352	)(k)	(5,019	)(l)	(1,287	)(l)	(2,128	)(l)	(908	)(l)	(49,376)
		(732	)(i)					(815	)(o)					(286	)(m)
		(5,129	)(j)
Interest and other income	9,557	—		—		—		—		—		—		—		9,557

	(15,541)	(9,483)		—		(4,352)		(5,834)		(1,287)		(2,128)		(1,194)		(39,819)
Income (loss) before minority interest and income tax benefit	12,700	(5,212)		(784)		(3,618)		9,434		(1,683)		(2,883)		(714)		7,240
Minority interest in (earnings) loss of consolidated subsidiaries	(220)	(4)		—		—		—		—		—		—		(224)

Income (loss) before income tax benefit	12,480	(5,216)		(784)		(3,618)		9,434		(1,683)		(2,883)		(714)		7,016
Income tax benefit	41	—		—		—		—		—		—		—		41

Net income (loss)	$12,521	$(5,216)		$(784)		$(3,618)		$9,434		$(1,683)		$(2,883)		$(714)		$7,057

Net income (loss) per share - basis and diluted	$0.09															$0.04

Weighted-average shares outstanding - basic and diluted	139,680															198,694

(a)	Historical financial information derived from Wells REIT II’s consolidated statement of operations included in the prospectus.
(b)	Rental income consists primarily of base rent, parking income and amortization of above-market lease assets and below-market lease liabilities. Base rent is recognized on a straight-line basis beginning on the pro forma acquisition date of January 1, 2005.
(c)	Consists of operating cost reimbursements.
(d)	Consists of property operating expenses.
(e)	Asset management fees calculated as 0.75% of the cost of the acquisitions on an annual basis limited to 1% of the net asset value of such acquisitions after deducting debt used to finance acquisitions.
(f)	Depreciation expense on portion of purchase price allocated to building is recognized using the straight-line method and a 40-year life.
(g)	Amortization of deferred leasing costs and lease intangibles is recognized using the straight-line method over the lives of the respective leases.
(h)	Represents interest expense on the $105.0 million mortgage loan secured by the 100 East Pratt Street Building executed in September 2005, which bears interest at 5.08% and matures in June 2017.
(i)	Represents interest expense on the $23.0 million mortgage loan executed in connection with the acquisition of the Nashoba Buildings, which bears interest at 5.07% and matures in September 2010.
(j)	Represents interest expense on the $118.3 million mortgage loan assumed in connection with the acquisition of the University Circle Buildings, which bears interest at 6.04% and matures in January 2011.
(k)	Represents interest expense on the $90.0 million mortgage loan assumed in connection with the acquisition of the 5 Houston Center Building, which bears interest at 5.00% and matures in October 2008.
(l)	Represents interest expense on funds drawn from the Wachovia $400.0 million line of credit, which bore interest at approximately 4.46% for the year ended December 31, 2005.
(m)	Represents interest expense on funds drawn from the LakePointe Buildings construction loan, which bore interest at approximately 4.46% for the year ended December 31, 2005.
(n)	Rental income consists primarily of base rent, parking income and amortization of above-market lease assets and below-market lease liabilities. Base rent for Key Center is recognized on a straight-line basis calculated from the beginning of the respective lease terms rather than the pro forma acquisition date of January 1, 2005. The recorded straight-line rental adjustment is materially the same as the adjustment calculated beginning January 1, 2005. Furthermore, Key Center rental income includes lease termination income of $0.6 million for the year ended December 31, 2005.
(o)	Represents imputed interest expense on the interest-free note payable that matures in April 2012 assumed in connection with the recapitalization of the entity that owns an interest in Key Center.

The accompanying notes are an integral part of this statement

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 10, 2005, supplement no. 1 dated November 16, 2005, supplement no. 2 dated December 9, 2005, supplement no. 3 dated December 21, 2005, supplement no. 4 dated December 28, 2005, supplement no. 5 dated December 29, 2005, supplement no. 6 dated March 31, 2006 and supplement no. 7 dated April 14, 2006.

Supplement no. 1 includes:

•	status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	our unaudited financial statements as of and for the nine months ended September 30, 2005.

Supplement no. 2 includes:

•	status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Supplement no. 3 includes:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.

Supplement no. 4 includes:

•	status of our public offerings;

•	the recapitalization and reconstitution of the entities that own interests in the Key Center Complex, a 57-story office tower, a 400-room full-service hotel and a 982-space parking garage located in Cleveland, Ohio;

•	the acquisition of a seven-story office building containing approximately 231,000 rentable square feet located in North Fayette, Pennsylvania;

•	the acquisition of a 13-story office building containing approximately 255,000 rentable square feet located in Tampa, Florida; and

•	information regarding our indebtedness.

Supplement no. 5 includes:

•	the acquisition of a four-story office building containing approximately 112,000 rentable square feet and a 6.9-acre parcel of land, on which a four-story office building is currently under construction, located in Charlotte, North Carolina; and

•	information regarding our indebtedness.

Supplement no. 6 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revisions to our share redemption program, which revisions are primarily designed to enhance an investor’s ability to redeem shares upon his or her death;

•	changes to our Corporate Governance Guidelines designed to improve your ability to influence the composition of the board of directors in an uncontested election of directors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 28, 2006;

•	our audited financial statements as of December 31, 2005 and for the year ended December 31, 2005; and

•	audited financial statements of property acquisitions since November 4, 2005, as reported in supplements no. 1 through 5.

Supplement no. 7 includes:

•	unaudited pro forma statement of operations for the year ended December 31, 2005.